Hamershlag Sulzberger Borg Capital Markets, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Registered Public Accountant's Report Thereon

For the Year-Ended December 31, 2023

Hamershlag Sulzberger Borg Capital Markets, Inc.

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

<u>CONTENTS</u>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-52179

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1180 AVENUE OF THE AMERICAS ROCKEFELLER CENTER 8th floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marlon Bevaun	718-473-2753	mbevaun@gmail.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Victor Mokuolu, CPA PLLC
(Name – if individual, state last, first, and middle name)

8990 Kirby Dr STE 220	Houston	TX	77054
(Address)	(City)	(State)	(Zip Code)

1/19/2021	6771
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Marlon Bevaun, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MEGAN LAYCOCK NOTARY PUBLIC CHEROKEE COUNTY, GA Exp. Sept. 29, 2025

Signature: [signature]

Title: Principal Financial Officer

[signature]

Notary Public 03.01.2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To: Owner
Hamershlag Sulzberger Borg Capital Markets, Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the statement of financial condition of Hamershlag Sulzberger Borg Capital Markets, Inc. ("the Company"), as of December 31, 2023, and the related statements of operations, changes in member's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's ability to continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has not generated revenue, has suffered recurring losses, and has an accumulated deficit as of December 31, 2023. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Supplemental Information
The Schedules I, II and III ("supplemental information") below have been subjected to audit procedures performed in conjunction with the audit of Hamershlag Sulzberger Borg Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Hamershlag Sulzberger Borg Capital Markets, Inc.'s management. Our audit procedures included determining whether the Schedules I, II

and III reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules I, II and III. In forming our opinion on the Schedules I, II and III, we evaluated whether the Schedules I, II and III, including their form and content, are presented in conformity with C.F.R. 240.17a-5, or other criteria. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Critical Audit Matters
A critical audit matter is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee or the Company's governance and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters communicated or required to be communicated to management and governance.

Victor Mokuolu, CPA PLLC

We have served as Company's auditor since 2021.

Houston, Texas,
March 1, 2024
PCAOB ID: 6771

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	12,771
Prepaid expenses and other assets		2,113
TOTAL ASSETS	$	14,884

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES		
Accrued expenses and other liabilities	$	16,660
TOTAL LIABILITIES		16,660
DEFICIT		
Common Stock		10,000
Additional Paid in Capital		508,474
Retained Deficit		(520,250)
Total Deficit		(1,776)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	14,884

The accompanying notes are an integral part of these financial statements.

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

Revenue	$	-
Expenses		
General & Administrative	$	3,719
Professional Fees		34,960
Regulatory Fees		50,103
TOTAL Operating Expenses		88,782
Other Income	$	(612)
Net Loss	$	(88,170)

The accompanying notes are an integral part of these financial statements.

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN MEMBER'S DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2023

	Number of Shares		Additional Paid in Capital	Retained Earnings (Defecit)	Total
	Units	Amount			
Balance December 31, 2022	2,600	$10,000	$ 433,274	$ (432,080)	$ 11,194
Capital Contributions by Member			75,200		75,200
Net Loss				(88,170)	(88,170)
Balance December 31, 2023	2,600	$10,000	$ 508,474	$ (520,250)	$ (1,776)

The accompanying notes are an integral part of these financial statements.

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2023

OPERATING ACTIVITIES	
Net loss	$ (88,170)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in operating assets:	
Prepaid expenses and other assets	1,637
Decrease in operating liabilities:	
Accrued expenses and other liabilities	10,413
TOTAL ADJUSTMENTS	12,050
NET CASH USED IN OPERATING ACTIVITIES	(76,120)
FINANCING ACTIVITIES	
Capital contribution	75,200
NET CASH PROVIDED BY FINANCING ACTIVITIES	75,200
NET DECREASE IN CASH AND CASH EQUIVALENTS	(920)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	13,691
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 12,771

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations - HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC. (the Company) is a member of the New York Stock Exchange, Inc. The Company is owned by LMJ Holdings, Inc ("LMJ").

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income taxes - Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred tax balances. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2023, the Company had no deferred tax assets or liabilities portrayed on the financial statements.

In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the Company for the years ended December 31, 2020-2023 are subject to examination by the related taxing authorities, generally for three years after they are filed.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies that require disclosure as of December 31, 2023.

NOTE - 3 LEASES

The Company has a month-to-month operating lease agreement for office space, cancelable with one month's notice. Consequently, the Company paid $2,302 in rental expense for the year ended December 31, 2023.

NOTE - 4 DEFERRED TAXES

As of December 31, 2023, the Company has approximately $109,252 net operating loss (NOL) carryforward for federal and state income tax purposes. The resulting net prior period losses are available for future years and expire through 2032. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

The NOL increased by $18,515 for the year ended December 31, 2023.

Deferred tax assets:
Net operating loss carryforward	109,252	
Valuation allowance for net deferred tax assets		$109,252

As of December 31, 2023, the Company does not have any unrecognized tax benefits in its financial statements. During the year ended December 31, 2023, the Company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after respective filing deadlines of those returns, therefore, the Company's tax returns from 2020-2023 remain open for examination.

NOTE - 5 NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain a minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. The Company was not in compliance with the Net Capital Rule from November 30, 2023.

NOTE - 5 NET CAPITAL REQUIREMENTS (continued)

At December 31,2023, the Company had deficit net capital of ($3,889) which was deficient of the required net capital by ($8,889). Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2023 does not materially differ from the net capital computation contained in the Company's unaudited amended FOCUS Report IIA for the period ending December 31, 2023. Consequently, a reconciliation is not required and is therefore not included herein.

NOTE - 6 EXEMPTION FROM RULE 15C3-3

The Company operates in reliance on footnote 74 to SEC Release 34-70073, dated July 30th 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the firm does not, and will not hold customer funds or securities.

NOTE - 7 GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss from operations of $88,170 during the year ended December 31, 2023. Those factors, as well as the preceding year's losses, create a substantial doubt about the Company's ability to continue as a going concern for the year following the date financial statements are available to be issued. Management for the Company has evaluated these conditions and has a plan to mitigate these conditions by obtaining a commitment from LMJ to continue to provide cash contributions until such time as the Company becomes profitable. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE – 8 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date and time the financial statements were issued and determined that no other disclosure was necessary.

HAMERSHLAG SULZBERGER BORG CAPITAL MARKETS, INC.
Statement of Net Capital
PURSUANT TO SEC RULE 15c3-1
As of December 31, 2023

TOTAL ASSETS	$14,884
TOTAL LIABILITIES	16,660
NET deficit	(1,776)
LESS NON-ALLOWABLE ASSETS	2,113
CURRENT DEFICIT	(3,889)
NET DEFICIT	(3,389)
REQUIRED NET CAPITAL (GREATER OF $5K OR 6 2/3% OF Aggregated Indebtedness)	5,000
NET DEFICIT BEYOND REQUIREMENT	**(8,889)**
AGGREGATE INDEBTEDNESS	16,660
AGGREGATE INDEBTEDNESS TO NET DEFICIT	-4.28:1
MINIMUM REQUIRED NET CAPITAL	$5,000
6 2/3% OF AGGREGATE INDEBTEDNESS	$1,111

Report of Independent Registered Public Accounting Firm

To: Owners
Hamershlag Sulzberger Borg Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which (1) Hamershlag Sulzberger Borg Capital Markets, Inc. (the "Company") identified that it does not claim an exemption from the requirements of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-700-73, dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014 (the identified Exemption") and (2) the Company stated that the Company met the identified Exemption throughout the period January 1, 2023 through December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hamershlag Sulzberger Borg Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in material respects, based on the identified Exemption from Rule 15c3-3 under the Securities Exchange Act of 1934 identified above.

Victor Mokuolu, CPA PLLC

Houston, Texas

March 1, 2024


Hamershlag, Sulzberger, Borg Capital Markets Inc.

Exemption Report


Hamershlag, Sulzberger, Borg Capital Markets Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I, Marlon Bevaun, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Principal Financial Officer

2 Footnote 74 of Release No. 34-70073 and the related SEC Staff Frequently Asked Questions contemplate a broker- dealer that: (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year. A broker-dealer that has one or more deviations from the practices described in Footnote 74 and the SEC Staff FAQs should consider whether it is appropriate for the broker-dealer to file a compliance report as opposed to an exemption report taking into account the nature and extent of the deviation or deviation.

Hamershlag, Sulzberger, Borg Capital Markets Inc.

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE
COMMISSION RULE 15c3-3**

December 31, 2023

Hamershlag Sulzberger Borg Capital Markets, Inc. (the "Company") identified that it does not claim an exemption from the requirements of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-700-73, dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014 (the identified Exemption")

SCHEDULE III

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE
COMMISSION RULE 15c3-3**

December 31, 2023

Hamershlag Sulzberger Borg Capital Markets, Inc. (the "Company") identified that it does not claim an exemption from the requirements of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-700-73, dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014 (the identified Exemption")